SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CANCELLATIONS - UPDATE

Ryanair today (Wed 20th Sept) provided an update on its progress at working through the cancellation of 2,100 of its 103,000 flights over the next 6 weeks as follows:

- All 315,000 customers received email notices on Mon 18th advising them of their flight changes and offering alternative flights, refunds and EU261 notices. (The figure is lower than the original 390,000 estimate because forward bookings in September were 90% but October were 70%)

- By close of business on Wed 20th, Ryanair expects to have re-accommodated over 175,000 customers on other Ryanair flights - over 55% of affected customers.

- By close of business on Wed 20th, more than 63,000 flight refunds will have been processed (over 20% of affected customers)

- The airline has taken on extra customer service staff to expedite the backlog of flight change requests and refunds.

- Ryanair expects to have processed over 300,000 alternative routings or refunds for customers (over 95% of affected customers) by the end of this week - within 6 days of customers being notified of these flight cancellations.

Ryanair's Kenny Jacobs said:

"We apologise sincerely to each and every one of the 315,000 customers whose original flights were cancelled over a 6 week period in September and October, while we work to resolve this short term rostering failure.

We have taken on extra customer service teams to speed up the rate at which we accommodate and action alternative flight requests or refund applications. We expect to have the vast majority of these completed by the end of this week.

The vast majority of these requests are being dealt with online, but as our call centres and chat lines are extremely busy, we ask affected customers to bear with us as we do everything we can to respond to their requests and try to resolve any problems we have created for them, for which we again sincerely apologise."

ENDS

For further information

please contact:                      Robin Kiely                                           Piaras Kelly
                                                Ryanair Ltd                                           Edelman Ireland
                                                Tel: +353-1-9451949                             Tel: +353-1-6789 333
                                                press@ryanair.com                              ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 September, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary